EXTENSION OF POLICY PERIOD ENDORSEMENT

In consideration of the additional premium of $324, it is understood and agreed that the Policy Period set forth in Item 2 of the Declarations is deleted in its entirety and replaced by the following:

Item 2.	Policy Period: 01/28/2017 to 03/28/2018

12:00 a.m. local time at the address stated in Item 1.

This extension of the Policy Period shall not increase the Insurer's Limit of Liability under this policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA73549XX (04-13)	Policy No:	596432263
Page 1	Endorsement No:	9
Insured Name: Context Capital Funds	Effective Date:	01/28/2017

© CNA All Rights Reserved.

CONTEXT CAPITAL FUNDS

Resolution approved at a meeting of the Board of Trustees held November 7, 2017

Approval of Extension of the Fidelity Bond

RESOLVED, that upon consideration of the material factors, including those factors specified by the applicable regulations, the Board of Trustees of Context Capital Funds (the “Trust”), including a majority of the Trustees who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), hereby approves the extension of the fidelity bond, covering each officer and employee of the Trust against larceny and embezzlement, in the total coverage amount of $925,000; and

FURTHER RESOLVED, that the proposed premium for the extension of the fidelity bond coverage, be, and hereby is, approved; and

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized to make any and all payments and to take all actions as they or any of them may determine to be necessary or appropriate in connection with obtaining an extension to the fidelity bond coverage for the Trust under the fidelity bond, including making all filings as may be required by Rule 17g-1 under the 1940 Act, and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.